Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

July 9, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the July 2009 Cash Dividend and Upcoming Events press release.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

Heather McMaster
Corporate / Legal Administrator

/enc.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, July 9, 2009

For Immediate Release

July 2009 Cash Dividend and Upcoming Events

July 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior Plus") today announced its cash dividend for the month of July 2009 of $0.135 per share payable on August 14, 2009. The record date is July 31, 2009 and the ex-dividend date will be July 29, 2009. The Corporation's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Upcoming Release of 2009 Second Quarter Results and Conference Call

The Corporation expects to release its 2009 second quarter results on Thursday, August 6, 2009. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 second quarter results is scheduled for 3:00 p.m. MST on Thursday, August 6, 2009. To participate in the call, dial: 1-800-732-6179. A recording of the call will be available for replay until midnight, September 6, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code: 21309903, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the events calendar section.

About Superior Plus

Superior Plus is a diversified corporation focused on stability of dividends with value growth and has four Canadian based operating businesses. Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus' shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.